STATEMENT OF FINANCIAL CONDITION

Security Distributors, LLC
Year Ended December 31, 2022
SEC File Number 8-10781
With Report of Independent Registered Public Accounting Firm

Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.
The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)-(3).

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

Statement of Financial Condition

Year Ended December 31, 2022

Contents

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)



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Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Security Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

March 15, 2023

We have served as the Company's auditor since at least 1980, but we are unable to determine the specific year.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, Inc.)

Statement of Financial Condition

December 31, 2022
(In Thousands)

Assets		
Cash	$	30,707
Cash segregated		—
Other assets		4,084
Receivables from related parties		3,139
Total assets	$	37,930
Liabilities and member's capital		
Liabilities:		
Payables to related parties	$	3,775
Payable for purchases of retirement plan products		1,414
Accounts payable		188
Total liabilities	$	5,377
Member's capital:		
Contributed capital		26,033
Retained earnings		6,520
Total member's capital	$	32,553
Total liabilities and member's capital	$	37,930

See accompanying notes.

Security Distributors, LLC

(an Indirect Wholly Owned Subsidiary of
SBL Holdings, Inc.)

1. Nature of Business and Ownership

Security Distributors, LLC (the "Company") is a wholly owned subsidiary of Security Benefit Life Insurance Company ("SBLIC"), which is a wholly owned subsidiary of SBL Holdings, Inc ("SBLH"). The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a licensed insurance agent in all states except New York. The Company primarily distributes variable annuities sponsored by SBLIC and First Security Benefit Life Insurance and Annuity Company of New York ("FSBL") a related party, mutual funds available through such annuities, and retirement plan products for which a related party, Security Financial Resources, Inc. ("SFR"), is record keeper and administrator.

As the single member of the Company, SBLIC (the "Member") will from time to time contribute capital to the Company as it shall determine. The Company's profits and losses will be allocated to the Member. Distributions will be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into an agreement with Security Benefit Business Services, LLC ("SBBS"), a related party, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue represents reimbursements from affiliated entities for commissions due primarily to third party broker-dealers and other commissions from non-affiliated entities related to sales of variable annuity and retirement plan mutual fund products and are recognized on the trade date. Other related party revenue primarily consists of support fees. Support fees from SFR are sales-based fees that are based on a contractual agreement as a percentage of retirement plan products sales. SFR revenue is recognized on a monthly basis based on sales of retirement plan products from the previous month.

Service Agreements

The Company enters into distribution and underwriting arrangements with various mutual fund companies. The Company primarily receives fees due from the funds (or their affiliates) over time for services such as shareholder services or distribution services. The Company concluded that its performance obligation is the sale of securities to investors, and as such this is fulfilled on the trade date. Amounts owed to the Company under the arrangements are primarily variable, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside of the Company's influence. Such fees are recognized when the variable consideration is known, which is usually at month end or quarter end, depending on the fund company.

Commission Expense

Commission expense primarily consists of sales commissions due to broker/dealers in connection with sales of certain variable annuity and retirement plan products. Sales commissions are based on contractual agreements and are recognized on the trade date.

Allocated Overhead Expense

Allocated overhead expenses are costs that cannot be directly correlated to acquisition, maintenance, investment activities, or legal entity. These overhead expenses are incurred by SBBS on behalf of multiple affiliated legal entities and allocated on a monthly basis. This methodology is consistent with item 1 of FINRA Notice To Members 03-63 in that it allocates

2. Significant Accounting Policies (continued)

to the Company an allocable part of all costs for which it derives a direct or indirect benefit. Allocated overhead expenses are included within other expenses on the statement of operations.

Deferred Selling Commissions

The Company defers certain costs due to broker/dealers in connection with the sale of certain retirement plan products, principally sales commissions on products with contingent deferred sales charges. These deferred selling commissions are amortized using the straight line basis over the life of the revenue related stream of contingent deferred sales charges and distribution fees. Deferred selling commissions are included within the other assets on the statement of financial condition.

Cash

Cash includes operating cash.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not have possession or control over customers' funds.

Redemptions Receivable/Payable for Purchases of Retirement Plan Products

Redemptions receivable are amounts related to participant redemptions, which have been initiated by participants but not yet received from fund companies. Participants are funded for any redemptions by SFR and the Company reimburses SFR on the date the trade is settled with the fund companies. The transactions are settled through the NSCC and are not typically settled directly with the fund companies.

Payable for purchases of retirement plan products are amounts related to participant purchases, which have been initiated by participants but not yet paid to fund companies. Participants send cash to pay for fund purchases and SFR applies the cash to the applicable retirement plan. SFR then reimburses the Company on the date the trade is settled with the fund companies.

2. Significant Accounting Policies (continued)

These balances are typically settled one day after receiving a participant's request. Because of this daily settlement, the amount of unsettled credit exposure is limited to the daily net amount owed to the Company. These balances are recorded on a net basis in either Receivables from related parties or Payables to related parties, as applicable.

Change in Accounting Principle

The Company has elected to change its accounting policy to present Redemptions receivable and Payable for purchases of retirement plan products on a net basis on the Statement of Financial Condition. The Company historically presented the aforementioned transactions on a gross basis on the Statement of Financial Condition. The Company believes the change in accounting principle is in conformity with ASC 940-20, *Financial Services - Brokers and Dealers,* and is preferable because it provides a more meaningful representation of the risks of these balances to the Company and its cash flows as such balances are settled on a net basis, as well as a more efficient use of capital. There is no impact to net income, member's capital, or net cash flows as a result of this change. The change has the effect of reducing Aggregate Indebtedness, and therefore, the Company's minimum net capital requirement. The following selected financial information from the Statement of Financial Condition and Statement of Cash Flows presents the line items that are affected by the change in accounting principle.

	Before Change 12/31/2022	After Change 12/31/2022	Change
Statement of Financial Condition			
Assets			
Redemptions receivable	$16,956	$—	$(16,956)
Total Assets			**(16,956)**
Liabilities			
Payable for purchases of retirement plan products	18,370	1,414	(16,956)
Total Liabilities			**$(16,956)**
Member's Capital			
Contributed capital	$26,033	$26,033	$—
Retained earnings	6,520	6,520	—
Total liabilities and member's capital			**$—**

Security Distributors, LLC

(an Indirect Wholly Owned Subsidiary of

SBL Holdings, Inc.)

2. Significant Accounting Policies (continued)

	Before Change	After Change	Change
Statement of Cash Flows	12/31/2022	12/31/2022	
Changes in operating assets and liabilities:			
Redemptions receivable	$9,894	$2,515	$(7,379)
Payable for purchase of retirement plan products	(7,379)	—	7,379
Net cash provided by (used in) operating activities			$—

Income Taxes

The Company is a disregarded entity for income tax purposes and is not subject to U.S. federal and state taxes. The Internal Revenue Service (IRS) has finalized an audit of SBLIC's 2014 through 2018 federal tax returns with no adjustments attributable to the Company. The State of Illinois has commenced an audit of SBLIC's 2019 and 2020 state income tax return. The Company is no longer subject to U.S. and state examinations by tax authorities for those years starting before 2019. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2022.

3. Other Assets

As of December 31, 2022, the balances that comprised the Other assets are presented below:

Service fee receivable	$	3,070
Deferred selling commissions, net of accumulated amortization of $3,089		906
Investment income due and accrued		108
	$	4,084

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2022:

Balance at beginning of year	$	1,036
Costs deferred during the year		243
Amortized to commission expense during the year		(373)
Balance at end of year	$	906

Security Distributors, LLC

(an Indirect Wholly Owned Subsidiary of

SBL Holdings, Inc.)

3. Other Assets (continued)

As of December 31, 2022, there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

In October 2022, the Company paid a $20mm dividend to parent company, SBLIC.

On March 15, 2022, the Company executed a master netting agreement with SFR.

As of December 31, 2022, the balances that comprised the Receivables from related parties are presented below:

Receivable from SFR for support fees	$	1,725
Net receivable for unsettled regular-way trades with related parties		1,406
Receivable from SFR for purchases of retirement plan products		8
	$	3,139

As of December 31, 2022, the balances that comprised the Payables to related parties are presented below:

Other payables to other related parties	$	3,742
Payable to SFR for redemptions of retirement plan products		33
	$	3,775

5. Contingencies

The Company is periodically party to legal and arbitral proceedings and subject to complaints, and the like, and is periodically examined by its regulators and may discuss certain matters with its regulators that come up during such examinations or otherwise. Management currently does not believe that any litigation, arbitration, complaint or other such matter to which the Company is party, or that any actions by its regulators with respect to any such examinations or matters under discussion with them, will, alone or collectively, materially adversely affect the Company's results of operations or financial condition.

Security Distributors, LLC

(an Indirect Wholly Owned Subsidiary of

SBL Holdings, Inc.)

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to related parties, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2022, the Company had net capital of $26,853, which was $26,495 in excess of its required net capital of $358. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 at December 31, 2022.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through March 15, 2023, the date that the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statements.